CONTACT INFORMATION:
Investors and Media
Julie D. Tracy
Vice President, Investor Relations and Corporate Marketing
408-548-6500
jtracy@kyphon.com

Kyphon Reports Third Quarter 2006 Financial Results

SUNNYVALE, Calif., November 1, 2006 (PR NEWSWIRE) -- Kyphon Inc. (Nasdaq:KYPH) today announced that net sales for the quarter ended September 30, 2006 totaled $102.7 million, an increase of 30% over the $79.0 million in net sales reported for the third quarter of 2005.

Net income for the third quarter of 2006 decreased 19% to $9.5 million, or $0.21 per diluted share, compared to net income of $11.8 million or $0.26 per diluted share for the same period in 2005, which lacked any FAS 123(R) charges. Excluding the FAS 123(R) stock-based compensation charge, non-GAAP net income for the third quarter of 2006 compared to the same period a year ago increased 22% to $14.3 million, or $0.31 per diluted share. A reconciliation of GAAP and non-GAAP operating results is provided below.

Kyphon's revenues for the third quarter included $82.5 million in net sales in the United States and $20.2 million in net sales from its international operations, representing growth in those markets of 23% and 66%, respectively, over the third quarter of 2005.

For the nine-month period ended September 30, 2006, Kyphon reported net sales of $295.2 million, an increase of 34% over the $220.3 million reported for the same period in 2005. Net income for the first nine months of 2006 increased 5% to $27.5 million or $0.60 per diluted share, compared to net income of $26.1 million, or $0.58 per diluted share for the same period in 2005. Excluding the FAS 123(R) stock-based compensation charges, non-GAAP net income for the nine-month period ended September 30, 2006 compared to the same period a year ago increased 58% to $41.3 million, or $0.89 per diluted share. A reconciliation of GAAP and non-GAAP operating results is provided below.

"I am very pleased with our third quarter financial performance and the continuing strong adoption of the balloon kyphoplasty procedure by spine specialists to treat their patients who suffer from vertebral compression fractures," said Richard Mott, president and chief executive officer of Kyphon. "The body of clinical evidence supporting the effectiveness and safety of the balloon kyphoplasty procedure continues to grow and demand for training by clinicians remains robust. We believe this reflects, in part, the growing interest shown by the interventional radiology community in performing the balloon kyphoplasty procedure to treat their patients. Over 250,000 patients have been treated by nearly 10,000 clinicians worldwide since we first began commercialization, and we remain focused on making balloon kyphoplasty the standard of care for spinal fractures," concluded Mott.

Financial Outlook for Full-Year 2006 and Quarter Ending December 31, 2006

For the full-year 2006, net sales are targeted to increase approximately 31% versus 2005 to at least $400 million.

For the fourth quarter of 2006, the company anticipates worldwide net sales of at least $105 million, which represents an increase of 22% versus the fourth quarter of 2005.

The full-year 2006 target range for GAAP earnings per diluted share, which includes the impact of the implementation of stock-based compensation under FAS 123(R), is expected to be between $0.84 and $0.87. The target range for non-GAAP earnings per diluted share excluding the impact of FAS 123(R) is $1.23 to $1.26.

For the fourth quarter, the target range for GAAP earnings per diluted share including the impact of FAS 123(R) is $0.24 to $0.26. Excluding the impact of FAS 123(R), non-GAAP earnings per diluted share is targeted to be between $0.34 and $0.36.

Selected Metrics

Kyphon ended the third quarter of 2006 with about 300 device sales representatives in the U.S. Internationally, the company ended the third quarter with approximately 115 sales professionals. Kyphon is planning to end 2006 with approximately 300 to 310 device sales representatives in the U.S., along with approximately 120 to 130 sales representatives outside of the U.S. These sales representatives work with spine specialists worldwide who perform, or who are candidates to perform, the balloon kyphoplasty procedure and the primary care physician community, to educate them about the option of balloon kyphoplasty. To date, approximately 5,800 spine specialists in the U.S. and 4,100 outside the U.S. have been trained to perform balloon kyphoplasty. For the year 2006, Kyphon expects to train a total of approximately 2,300 physicians to perform balloon kyphoplasty procedures, 1,000 in the U.S. and 1,300 outside of the U.S.

Use of Non-GAAP Financial Measures

Kyphon management believes that to properly understand Kyphon's short- and long-term financial trends, investors may wish to consider the impact of certain charges to better understand the Company's operations and financial performance. These charges result from facts and circumstances that vary in frequency and/or impact on continuing operations. In addition, Kyphon management uses results of operations before certain charges to evaluate the operational performance of the company and as a basis for strategic planning. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures in accordance with GAAP.

Reconciliation of GAAP and Non-GAAP Operating Results

Non-GAAP third quarter 2006 and nine months ended September 30, 2006 results exclude stock-based compensation charges under FAS 123(R). A reconciliation of Kyphon's non-GAAP operating results to its GAAP operating results for these periods follows (unaudited, in thousands, except per share amounts):

	Three Months Ended September 30, 2006			Three Months Ended September 30, 2005
	GAAP	Adjustments (1)	Non-GAAP	GAAP
U.S. net sales	$ 82,508	$ -	$ 82,508	$ 66,863
International net sales	20,170	-	20,170	12,151
Net sales	102,678	-	102,678	79,014
Cost of goods sold	13,321	(390)	12,931	9,456
Gross profit	89,357	390	89,747	69,558
Operating expenses:				
Research and development	10,384	(892)	9,492	6,415
Sales and marketing	48,609	(2,826)	45,783	36,151
General and administrative	15,307	(2,582)	12,725	8,280
Total operating expenses	74,300	(6,300)	68,000	50,846
Income from operations	15,057	6,690	21,747	18,712
Interest income and other, net	2,254	-	2,254	1,212
Income before income taxes	17,311	6,690	24,001	19,924
Provision for income taxes	7,780	1,892	9,672	8,170
Net income	$ 9,531	$ 4,798	$ 14,329	$ 11,754
Net income per share:				
Basic	$ 0.21	$ 0.11	$ 0.32	$ 0.27
Diluted	$ 0.21	$ 0.10	$ 0.31	$ 0.26
Weighted-average shares outstanding:				
Basic	44,572	-	44,572	43,195
Diluted	46,305	83	46,388	45,898

| | | Nine Months Ended September 30, 2006 | | | Nine Months Ended September 30, 2005 |
	GAAP	Adjustments (1)	Non-GAAP	GAAP
U.S. net sales	$ 239,661	$ -	$ 239,661	$ 188,426
International net sales	55,507	-	55,507	31,848
Net sales	295,168	-	295,168	220,274
Cost of goods sold	37,474	(947)	36,527	25,875
Gross profit	257,694	947	258,641	194,399
Operating expenses:				
Research and development	28,912	(2,793)	26,119	19,513
Sales and marketing	142,644	(8,355)	134,289	107,310
General and administrative	43,371	(7,938)	35,433	26,321
Total operating expenses	214,927	(19,086)	195,841	153,144
Income from operations	42,767	20,033	62,800	41,255
Interest income and other, net	6,457	-	6,457	2,556
Income before income taxes	49,224	20,033	69,257	43,811
Provision for income taxes	21,720	6,190	27,910	17,700
Net income	$ 27,504	$ 13,843	$ 41,347	$ 26,111
Net income per share:				
Basic	$ 0.62	$ 0.31	$ 0.93	$ 0.61
Diluted	$ 0.60	$ 0.29	$ 0.89	$ 0.58
Weighted-average shares outstanding:				
Basic	44,313	-	44,313	42,522
Diluted	46,158	159	46,317	45,035

(1) Adjustments consist of stock-based compensation and the related tax effect. FAS 123(R) requires the company to estimate the cost of all forms of employee stock-based compensation, including employee stock options and awards under our employee stock purchase plan (ESPP), and to record a commensurate expense (which is subjective in nature) in the income statement. This non-GAAP presentation is given in part to enhance the understanding of the company's historical financial performance and comparability between periods in light of a change in accounting standards particularly since the company did not include stock-based compensation under FAS 123(R) as an expense in its financial statements prior to January 1, 2006. In addition, the company strongly believes that the non-GAAP presentation to exclude stock-based compensation is relevant and useful information that will be widely used by analysts, investors, and other interested parties in the medical device industry. Accordingly, the company is disclosing this information to permit additional analysis of the company's performance.

Earnings Call Information

Kyphon will host a conference call today at 2:00 p.m. Pacific Time to discuss its third quarter 2006 results and expectations for the remainder of 2006. A live webcast of the call will be available from the Investor Relations section of the company's corporate Web site at www.kyphon.com. The call will be archived on this site for a minimum of two months. An audio replay of the call will also be available beginning from 6:00 p.m. Pacific Time on Wednesday, November 1, 2006, until 12:00 a.m. Pacific Time on Wednesday, November 22, 2006. To access the replay, dial (888) 203-1112 (U.S.) or (719) 457-0820 (International) and enter the access code 2104660.

About Kyphon Inc.

Kyphon develops and markets medical devices designed to diagnose low back pain and restore spinal function using minimally invasive technologies. The company's products are used in balloon kyphoplasty for the treatment of spinal fractures caused by osteoporosis or cancer, and in Functional Anaesthetic Discography™ for the diagnosis of low back pain due to disc degeneration. More information about the company and its products can be found at www.kyphon.com and its patient education Web site, www.spinalfracture.com.

Functional Anaesthetic Discography is a trademark, and Kyphon is a registered trademark, of Kyphon Inc.

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements include, but are not limited to, those that use words such as "believes," "expects," "anticipates," "targets," "intends," "plans," "projects," and words of similar effect, and specifically include the company's future financial projections and anticipated business direction and performance. Forward-looking statements are based on management's current preliminary expectations and are subject to risks, uncertainties and assumptions, which may cause the company's actual results to differ materially from the statements contained herein. Information on potential risk factors that could affect Kyphon, its business and its financial results are detailed in the company's periodic filings with the Securities and Exchange Commission (SEC), including, but not limited to, those risks and uncertainties listed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting Future Operating Results," which can be found in Kyphon's annual report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 3, 2006 and in Kyphon's quarterly report on Form 10-Q for the quarter ended June 30, 2006 filed with the SEC on August 8, 2006. Kyphon undertakes no obligation to release publicly any revisions to any forward-looking statements contained herein to reflect events or circumstances after the date hereof.

KYPHON INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(unaudited; in thousands, except per share amounts)

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
	2006	**2005**	**2006**	**2005**
U.S. net sales	$ 82,508	$ 66,863	$ 239,661	$ 188,426
International net sales	20,170	12,151	55,507	31,848
Net sales	102,678	79,014	295,168	220,274
Cost of goods sold	13,321	9,456	37,474	25,875
Gross profit	89,357	69,558	257,694	194,399
Operating expenses:				
Research and development	10,384	6,415	28,912	19,513
Sales and marketing	48,609	36,151	142,644	107,310
General and administrative	15,307	8,280	43,371	26,321
Total operating expenses	74,300	50,846	214,927	153,144
Income from operations	15,057	18,712	42,767	41,255
Interest income and other, net	2,254	1,212	6,457	2,556
Income before income taxes	17,311	19,924	49,224	43,811
Provision for income taxes	7,780	8,170	21,720	17,700
Net income	$ 9,531	$ 11,754	$ 27,504	$ 26,111
Net income per share:				
Basic	$ 0.21	$ 0.27	$ 0.62	$ 0.61
Diluted	$ 0.21	$ 0.26	$ 0.60	$ 0.58
Weighted-average shares outstanding:				
Basic	44,572	43,195	44,313	42,522
Diluted	46,305	45,898	46,158	45,035

KYPHON INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited; in thousands)

	September 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 120,151	$ 76,149
Investments	129,574	118,324
Accounts receivable, net	64,253	55,480
Inventories	11,677	9,265
Prepaid expenses and other current assets	23,816	16,387
Total current assets	349,471	275,605
Property and equipment, net	24,437	15,977
Goodwill and other intangible assets, net	14,839	15,377
Other assets	12,018	9,673
Total assets	$ 400,765	$ 316,632
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 9,522	$ 9,308
Accrued liabilities	61,913	49,793
Total current liabilities	71,435	59,101
Deferred rent and other	5,224	4,051
Contingent purchase price	3,459	3,424
Total liabilities	80,118	66,576
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.001 par value per share	45	44
Additional paid-in capital	272,314	231,312
Treasury stock, at cost	(201)	(201)
Deferred stock-based compensation, net	--	(116)
Accumulated other comprehensive income	2,140	172
Retained earnings	46,349	18,845
Total stockholders' equity	320,647	250,056
Total liabilities and stockholders' equity	$ 400,765	$ 316,632